New England Realty Associates Limited Partnership
39 Brighton Avenue
Allston, MA  02134
617-783-0039

Mr. Steven Jacobs
Branch Chief
United States Securities and
Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Dear Mr. Jacobs:

Pursuant to your letter dated August 31, 2006, to Mr. Ronald Brown, President of New England Realty Associates Limited Partnership (“The Company”) Form 10-K for Fiscal Year Ended December 31, 2005, File no. 000-26393, please find our response outlined below.

Form 10K for the year ended December 31, 2005

SEC Comment:

We do not agree with your response to our prior comment as it relates to your investments in Hamilton Place and 1025 Hamilton.(“Investment Properties”) We do not understand how you conclude that the cash inflows and outflows from a single unit are independent of the cash flows of the entire building. Please advise us how you considered the guidance of Rule 3-09 of Regulation S-X in concluding that the financial statements of these investments were not required to be filed.

Partnership response:

The Partnership used the guidance of FAS 144 whereby certain investment properties or significant portions of such properties where identified as held for sale and constitute disposal groups.  The assets, liabilities and operations of the disposal groups can be separately identified, can be eliminated from the ongoing operations and there will be no continuing involvement upon sale.  The Partnership believes that the disposal groups are appropriately treated as discontinued operations.  Accordingly, as discussed below, the Partnership does not meet the requirements of disclosure Rule 3-09 of Regulation S-X.

These Investment Properties are accounted for by the equity method and, accordingly, there is not separate disclosure of discontinued operations in the income statement. Additional information for the Investment Properties’ operations is included in the notes to the financial statements. This treatment is consistent with the Partnership’s historical accounting for dispositions as discontinued operations as soon as they are identified as held for sale.

Rule 3-09 requires separate financial statements be filed for 50% or less owned entities, accounted for by the equity method, if the first or third condition set forth in Rule 1-02(w) (substituting 20% for 10%) is met.

We applied the first and third conditions as required by Rule 3-09 and detailed in Rule 1-02(w) to both Hamilton Place and 1025 Hamilton, accounted for under the equity method by New England Realty. The result of these tests are detailed as follows:

Condition (1)
New England Realty Associates and its other subsidiaries’ (“NERA”) investment in and advances to Hamilton Place and 1025 Hamilton, respectively, do not exceed 20% of NERA’s total assets as of December 31, 2005.

Condition (3)
NERA’s equity in the income from continuing operations (before income taxes extraordinary items and cumulative effect of a change in accounting principle), of the subsidiary does not exceed 20% of such income of NERA and its subsidiary consolidated for the most recently completed fiscal year (or average of last 5 fiscal years if current consolidate income is at least 10% lower).

Conclusion:

We have applied the tests and conditions required by Rule 3-09 and Rule 1-02(w) to NERA’s Investment Properties listed above and have concluded that they do not meet the conditions and that financial statements of these investments are not required to be filed.

Per your request, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NEW ENGLAND REALTY ASSOCIATES
LIMITED PARTNERSHIP

/s/ Ronald Brown

BY: Ronald Brown
President of NewReal, Inc., Its General Partner

cc Ms. Kelly McCusker, Staff Accountant